CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
                         11200 Rockville Pike, Suite 500
                               Rockville, MD 20852


                                 March 23, 2006


     Re: Recommendation to REJECT the $200 per Unit Tender Offer to Purchase 12,000 Units of CRI-III Limited Partner Interest

Dear Limited Partner:

     C.R.I., Inc. ("CRI"), as Managing General Partner of Capital Realty Investors-III Limited Partnership ("CRI-III" or the "Partnership"), recommends that Limited Partners REJECT the recent tender offer by MPF NY-2005, LLC, et. al. ("MacKenzie Patterson"), to buy up to 12,000 units of Limited Partner Interest in CRI-III for Two Hundred Dollars ($200) per unit, because CRI has concluded that the MacKenzie Patterson tender offer is inadequate and not in the best interests of the Limited Partners.

     According to the MacKenzie Patterson offer, dated March 15, 2006, MacKenzie Patterson desires to purchase up to twenty percent (20%) of the outstanding Limited Partner units in CRI-III for $200 per unit (less the amount of any distributions declared or paid by CRI-III with regard to the units between March 15, 2006 and April 21, 2006 or such other date to which the offer may be extended).

     On November 16, 2005, CRI-III filed a definitive proxy statement proposing its liquidation. The proxy statement estimates the range in value of each investment unit of the Partnership to be between $258 and $377. Effective on January 20, 2006, the proposed liquidation was approved by holders of Limited Partner units owning 57.55% of the Partnership.

     CRI believes the MacKenzie Patterson tender offer price of $200 per unit to be inadequate. For example, on March 1, 2006, CRI-III completed the sale of its interests in the Arboretum property. That sale generated a cash payment of approximately $95 per Limited Partner unit. In addition, the Village Squire I, II and III properties are currently under contract for sale. These sales, if successfully consummated, would likely generate cash proceeds of approximately $85 per Limited Partner unit later in 2006. In addition to the above sale proceeds, CRI-III has cash reserves of approximately $98 per Limited Partner unit. Accordingly, the liquidation value of just these assets of the Partnership totals $278 per unit, or 39% more than the tender offer price.

     CRI is also working with potential purchasers for the sale of the Villa Mirage I and II and Windham Village properties, as well as the balance of the properties in the portfolio. The estimated value of the remaining properties, ranging from $0 to $65 per Limited Partner unit, is based upon CRI's experience and familiarity with the markets for conventional multifamily housing and government assisted low income housing. CRI is of the view that its estimates of values for the properties reflect a reasonable range of expected sale prices should the properties or interests therein be marketed.

     CRI anticipates that it will take up to 48 months to complete the sales of the thirteen properties (or interests in the local partnerships that own them) it owned at the time of the liquidation proxy and wind up the Partnership. Limited Partners who tender their Limited Partner units will lose the right to receive any further distributions from the Partnership, including distributions from any sale of the Partnership's properties.

     CRI's recommendation to reject the tender offer also takes into account that certain Limited Partners who choose to tender their units may incur capital gains taxes in excess of the tender amount in the year of sale. For example, an investor owning 10 investment units would receive cash proceeds of $2,000, but his or her Federal income tax liability could be as high as $2,286 in the year of sale. (This estimate is based upon an assumed 12/31/05 capital account of $7,145, plus cash proceeds of $2,000, taxed at the maximum 25% capital gain rate). The amount of your capital account will vary depending upon when you acquired your units. We recommend that you consult with your individual tax advisor before making a decision about whether to accept or reject the MacKenzie Patterson tender offer.

     CRI's recommendation to reject the MacKenzie Patterson tender offer assumes that the Limited Partners wish to hold their interests to achieve the maximum return on their investment. Limited Partners who hold their investment units for the estimated four years until the Partnership's liquidation will likely receive approximately one third more than the amount of the MacKenzie Patterson offer. However, there can be no assurance that the sales of CRI-III's assets will generate sufficient cash to achieve the estimated valuation of between $258 and $377 per unit.

     In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the Partnership. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the Partnership is aware were for prices equal to or lower than the current tender offer by MacKenzie Patterson.

     The MacKenzie Patterson tender offer applies only to acquisitions of Limited Partner units in CRI-III. The offeror has represented that it does not presently intend to acquire any General Partner interests or to change management of CRI-III. CRI, as Managing General Partner of CRI-III, receives annual fees for its services, as well as expense reimbursement. The tender offer does not purport to change the economic interest of CRI in CRI-III. Neither CRI-III, CRI, CRI-III's individual General Partners, nor any of their respective affiliates, are parties to the MacKenzie Patterson offer or own any units subject to the tender offer.

     As with any contemplated sale, CRI recommends that Limited Partners carefully review the offer and the Partnership's publicly available reports and consult with their own tax or financial advisors to determine the consequences of acceptance or rejection of the proposed tender offer. Although MacKenzie Patterson's tender offer materials address certain tax consequences of the proposed transaction, each Limited Partner's situation is unique, so consultation with personal advisors may be helpful.

     If a Limited Partner elects not to accept MacKenzie Patterson's tender offer, no action is required.

     Limited Partners may receive additional tender offers or so-called mini-tender offers (for a smaller number of units) from time to time. CRI urges you to review this letter, as well as other reports and communications from the Partnership, before making a decision whether or not to tender your units.

     A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the MacKenzie Patterson tender offer. Limited Partners are advised to carefully read the Schedule 14D-9.

     Please feel free to call our Investment Communications Department at 1-301-468-9200 or 1-800-678-1116 should you have any questions concerning the MacKenzie Patterson tender offer, or for assistance with respect to any CRI-III matter.

Sincerely,

Capital Realty Investors-III Limited Partnership
By:      C.R.I., Inc.
Its:     Managing General Partner


By:\s\ William B. Dockser                    By:\s\ H. William Willoughby
    --------------------------------            --------------------------------
    William B. Dockser, Chairman                William Willoughby, President